JOHN MACALUSO

April 19, 2016

Board Members

Wizard World, LLC
2201 Park Place
Suite 101

El Segundo, CA 90245

Re:     Resignation

Dear Board Members:

First and foremost, I would like to thank the Board of Directors and Shareholders for giving me the opportunity of working for Wizard World. It has truly been the best job that I have ever had. I have had the great pleasure of working with very smart, talented and loyal employees that I am proud to say are the best in the business. I would also like to thank all of the Talent, Managers, Agents, Artists, Creators, Vendors Convention Centers and Convention Center employees, that I have had the pleasure to meet and work with.

With that being said it is time for me to resign as CEO and President of Wizard World and as a member of the Board. I make this as a personal decision for myself and my family.

I am extremely confident in the success of Wizard World under the steady lead of our new Chairman of the Board Mr. John Maatta. John will have my unwavering support through this transition.

I will remain a steadfast supporter of the company.

Lastly I would like to express a heartfelt thank you to all of the attendees that have supported Wizard World. You were and are the reason why this job was so joyful.

Very truly yours,

/s/ John Macaluso
John Macaluso